FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of July, 2021

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated July 21, 2021, announcing that Gilat Signed a Strategic Agreement Estimated at Over $5 Million with Pacific Dataport for Delivery of Ubiquitous Broadband Coverage in Alaska.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated July 21, 2021	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Signed a Strategic Agreement Estimated at Over $5
Million with Pacific Dataport for Delivery of Ubiquitous
Broadband Coverage in Alaska

Gilat's multi-service platform will support the goal of PDI's Aurora Network to deliver a wide range of applications to the population of Alaska

Petah Tikva, Israel, July 21, 2021 –Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, signed a strategic agreement estimated at over $5 million with Pacific Dataport Inc. (PDI) for delivery of ubiquitous broadband coverage in Alaska. Gilat's SkyEdge II-c, multi-service platform, will support the goal of PDI's Aurora Network to deliver a wide range of applications to the population of Alaska.

PDI intends to provide a true multiservice network that will serve the Alaska market with both fixed and mobility applications. The targeted fixed applications range from direct-to-home broadband service to consumers, to an assortment of enterprise applications such as backup and full-time IP data services for businesses, organizations, schools, libraries, and government. The planned mobility applications include cruise ships, fishing boats and commercial aviation.

The reliability, efficiency and features of Gilat's SkyEdge II-c ground segment provide exciting and new opportunities for Pacific Dataport to customize applications throughout PDI’s Aurora Ka-band Network. Gilat's platform is designed to support a wide range of vertical segments with terminals optimized for the best efficiency and performance per required application, such as broadband, enterprise, cellular backhaul, and high-speed mobility.

"After months of careful consideration and assessment of platforms on the market, Pacific Dataport selected Gilat due to its technological advancements, proven performance and global experience," said PDI’s VP of engineering, Shawn Fitzpatrick. "We chose to work with Gilat's team of worldwide experts in leading-edge, high-performance satellite networking technology and equipment, and are confident that the SkyEdge II-c platform will meet our flexible application requirements."

"Gilat and PDI share a common vision of providing high-quality broadband connectivity for the benefit of all and as such we greatly appreciate Pacific Dataport’s confidence in Gilat and its technology,” said Michal Aharonov, Senior Vice President Global Broadband Networks at Gilat. “Our multi-service platform is ideally suited to meet Aurora Network’s mission to create more business opportunities and improve the quality of life in the region, and we look forward to supporting its work and success in the region, as a trusted and reliable partner.”

About Pacific Dataport (PDI)
Pacific Dataport Inc. (PDI) is a satellite middle mile provider headquartered in Anchorage, Alaska. PDI was founded “by Alaskans, for Alaskans” to enable Internet access for everyone, everywhere in Alaska. PDI is focused on providing affordable middle mile and last mile broadband using the newest satellite technology from the Aurora and Network. PDI clients include telecoms (wired & wireless), non-profits, hospitals, clinics, schools, libraries, governments (Tribal, local, state & federal) and Alaska Native Corporations, Villages and Tribes. AURORA NETWORK (Alaska): PDI is currently developing the statewide Aurora Network, which consists of launching two new GEO HTS/VHTS satellites. The first is the Aurora 4A and it will be operational in Q2 2022 with ~7.5 Gbps. The second, which will be known as the Aurora IV, will be operational in Q2 2024 with 100+ Gbps. The Aurora Network will increase Alaska’s middle mile broadband capacity by approximately 110 Gbps and serve ~98,000 broadband users with 25X3 service. This means more affordable, high-quality broadband for ALL Alaskans. Please visit: www.pacificdataport.com

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com